Exhibit 99.2

John K. Rubiner - State Bar No. 155208
    jkr@birdmarella.com
BIRD, MARELLA, BOXER, WOLPERT,
    NESSIM, DROOKS & LINCENBERG, P.C.
1875 Century Park East, 23rd Floor
Los Angeles, California 90067-2561
Telephone: (310) 201-2100
Facsimile: (310) 201-2110

Rory Millson (admitted pro hac)
    RMillson@cravath.com
CRAVATH SWAINE & MOORE LLP
Worldwide Plaza
825 Eighth Ave.
New York, NY 10019-7475
Telephone: (212) 474-1000
Facsimile: (212) 474-3700

Attorneys for Defendants Eric B. Siegel,
Howard S. Marks and Kerzner International
Limited

SUPERIOR COURT OF THE STATE OF CALIFORNIA
FOR THE COUNTY OF LOS ANGELES, CENTRAL DISTRICT

JOSEPH PIECHURA, On Behalf of Himself and All Others Similarly Situated,

Plaintiff,

vs.

KERZNER INTERNATIONAL LIMITED, SOLOMON KERZNER, HOWARD BUTCH KERZNER, PETER N. BUCKLEY, ERIC B. SIEGEL, STEPHEN M. ROSS, HOWARD S. MARKS, HENRICH VON RANTZAU, HAMED KAZIM and DOES 1-25, inclusive,

Defendants.
CASE NO. BC 349444 STIPULATION AND SETTLEMENT AGREEMENT Assigned to Hon. Victoria Chaney, Dept. CCW-324 Action Filed: March 23, 2006 Trial Date: None set

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STIPULATION AND SETTLEMENT AGREEMENT
This Settlement Agreement is entered into by and among Plaintiff Joseph Piechura (“Plaintiff”) for himself and on behalf of the Settlement Class (defined below), on the one hand, and Defendants Kerzner International Limited, Solomon Kerzner, Howard Butch Kerzner, Peter N. Buckley, Eric B. Siegel, Stephen M. Ross, Howard S. Marks, Heinrich Von Rantzau, and Hamid Kazim (collectively referred to herein as “Defendants”), on the other hand, each of which is a Party and all of which are sometimes collectively referred to as the “Parties”.
I
RECITALS
WHEREAS, on March 20, 2006, Kerzner International Limited (“Kerzner”) announced that it had entered into a merger agreement with an Investor Group led by Solomon Kerzner and Howard Butch Kerzner pursuant to which the Investor Group would acquire Kerzner for $76.00 in cash per outstanding share upon shareholder approval (the “Merger Agreement”).
WHEREAS, on March 26, 2006, Plaintiff filed a lawsuit in Superior Court for the State of California, Los Angeles County under the caption Piechura v. Kerzner International Ltd. et al., Case No. BC349444 (the “Action”), challenging the proposed merger and alleging that Defendants breached their fiduciary duties in connection with the proposed merger.
WHEREAS, the Action alleges that the proposed purchase price of $76 per share was inadequate and that the proposed breakup fee of 1% of the equity value of the transaction was unfair to shareholders.
WHEREAS, Defendants deny the allegations in the complaint and submit that they have numerous defenses to the Action.
WHEREAS, Plaintiff purported to serve the complaint on Defendants Kerzner, Solomon Kerzner, Howard Butch Kerzner, Eric Siegel, and Howard Marks. Plaintiff did not serve the complaint on the other named Defendants.

STIPULATION AND SETTLEMENT AGREEMENT

WHEREAS, on April 24, 2006, Defendants Eric Siegel and Howard Marks filed a Motion to Dismiss or, in the Alternative, to Stay the Action Under the Doctrine of Forum Non Conveniens (“Motion to Dismiss or Stay”).
WHEREAS, on April 30, 2006, Kerzner entered into an amended merger agreement with the Investor Group pursuant to which the Investor Group will acquire Kerzner for $81.00 per outstanding share upon shareholder approval (the “Amended Merger Agreement”). Defendants were aware of the Action during the negotiations of the terms of the Amended Merger Agreement and acknowledge that the Action contributed to the negotiations that resulted in the increased price.
WHEREAS, on June 13, 2006, Plaintiff’s counsel sent Defendants’ counsel a letter requesting disclosure of the amount of J.P. Morgan’s total fee ($10.9 million) that is payable only upon consummation of the Amended Merger Agreement. That amount is $6.9 million. Defendants acknowledge that the efforts of Plaintiff and Plaintiff’s counsel and the Defendants’ desire to settle the Action were the cause of Defendants’ decision to disclose this information.
WHEREAS, on June 29, 2006, specially appearing Defendants Kerzner, Solomon Kerzner and Howard Butch Kerzner filed Motions to Quash for Lack of Personal Jurisdiction, and joined the pending Motion to Dismiss or Stay on forum non conveniens grounds.
WHEREAS, specially appearing Defendants Kerzner, Solomon Kerzner and Howard Butch Kerzner maintain their assertion that personal jurisdiction over them does not exist in any court in California with respect to the Action.
WHEREAS, on July 18, 2006, the Court granted the Defendants’ Motion to Dismiss or Stay on forum non conveniens grounds and stayed the lawsuit in favor of proceeding in The Bahamas.
WHEREAS, the Defendants wish to avoid the cost of an appeal of the Court's July 18, 2006 ruling, the Plaintiff wishes to avoid litigation in The Bahamas, and all Parties desire finally to avoid the uncertainty, expense and delay of further protracted litigation and resolve and settle all claims that were or could have been asserted against the Defendants in connection with the proposed merger.

NOW, THEREFORE, in consideration of the mutual covenants, promises and agreements set forth herein, the Parties, each acting through their respective attorneys, hereby STIPULATE AND AGREE as follows, subject to preliminary and final approval of the Court:
II
TERMS OF THE SETTLEMENT
All of Plaintiff’s claims as against the Defendants (including all individual, class and derivative claims) shall be compromised, settled, discharged, released and dismissed with prejudice upon the following terms and conditions:
A.	Court Approval
1.  Within ten (10) business days after execution of this Stipulation and Settlement Agreement, the Parties shall submit this Stipulation together with its exhibits to the Court, and jointly request:
a.
Certification of the Settlement Class pursuant to California Code of Civil Procedure Section 382 for settlement purposes only and for no other purpose than as set forth in and to effectuate this Settlement Agreement.

b.
Preliminary approval of the settlement contemplated by this Settlement Agreement pursuant to California Rules of Court Rule 1859, and entry of the Preliminary Approval Order, substantially in the form annexed hereto as Exhibit A.

c.	Approval for the mailing of Class Notice, substantially in the form of Exhibit C.
2.  The Parties shall request that after Notice is given, the Court hold a Settlement Hearing and approve the settlement of the Action as contemplated by this Settlement Agreement.

3.  If the Settlement contemplated by this Settlement Agreement is approved by the Court, Plaintiff’s counsel and Defendants’ counsel shall request that the Court enter a Final Judgment and Order of Dismissal substantially in the form annexed hereto as Exhibit B.
4.  The Plaintiff’s counsel and Defendants’ counsel agree to cooperate fully with one another in seeking approval of the Preliminary Order and this Settlement Agreement, and to promptly agree upon and execute all such documentation as may be reasonably required to obtain final approval by the Court of this Settlement.
B.	Class Certification and Class Notice
1.  The parties stipulate to certification, for settlement purposes only, of the Settlement Class, defined as follows: The Settlement Class shall consist of all persons and entities who owned shares of Kerzner International Ltd. common stock during the period from March 20, 2006 through and including August 30, 2006 and do not timely and properly opt out of the Settlement Class in accordance with the requirements of the Preliminary Approval Order. The following persons are excluded from the Settlement Class: Defendants and any person, firm, trust, corporation or other entity related to or affiliated with any Defendants.
2.  The Parties agree that if the Court does not enter Final Judgment then no Settlement Class will be deemed to have been certified by or as a result of this Settlement Agreement, and the Action will for all purposes with respect to the Parties revert to its status as of July 18, 2006. In such event the Defendants will not be deemed to have consented to the certification of any class, the agreements and stipulations in this Settlement Agreement concerning class definition or class certification shall not be used as evidence or argument to support class certification or class definition, and the Defendants will retain all rights to oppose class certification.
3.  Kerzner shall assume administrative responsibility for and pay the costs of giving notice to the Settlement Class as required by the Court.

C.	Binding Effect; Opt Out and Objection Rights
1.  Any class member may elect to opt out of the Settlement Class by filing a request for exclusion, provided that such requests are made in writing and served on the following within the time limits specified in the Class Notice and Preliminary Approval Order: Stephen J. Oddo, Lerach Coughlin Stoia Geller Rudman & Robbins, LLP 655 West Broadway, Suite 1900, San Diego, CA 92101, John K. Rubiner, Bird, Marella, Boxer, Wolpert, Nessim, Drooks & Lincenberg PC, 1875 Century Park East, 23rd Floor, Los Angeles, CA 90067-2561, and Chet A. Kronenberg, Simpson Thacher & Bartlett LLP, 1999 Avenue of the Stars, 29th Floor, Los Angeles, CA 90067.
2.  Except for those class members who timely and validly file requests for exclusion pursuant to the terms of the Class Notice and Preliminary Approval Order, each member of the Class will be deemed to be within the Settlement Class for all purposes under this Agreement, will be bound by the terms and conditions of this Agreement, the releases and waivers set forth in this Agreement, and the Final Judgment and Order of Dismissal, will be deemed to have waived all objections and opposition to the fairness, reasonableness, and adequacy of this Agreement and any of its terms.
3.  Any Class member who does not request exclusion may object to or comment on this Settlement Agreement or any of its terms, provided that such objections or comments are made in writing filed with the Court and served on the following within the time limits specified in the Class Notice and certification order: Stephen J. Oddo, Lerach Coughlin Stoia Geller Rudman & Robbins, LLP 655 West Broadway, Suite 1900, San Diego, CA 92101, John K. Rubiner, Bird, Marella, Boxer, Wolpert, Nessim, Drooks & Lincenberg PC, 1875 Century Park East, 23rd Floor, Los Angeles, CA 90067-2561, and Chet A. Kronenberg, Simpson Thacher & Bartlett LLP, 1999 Avenue of the Stars, 29th Floor, Los Angeles, CA 90067.
D.	Consummation of Settlement
1.  The consummation of the Settlement is subject to and contingent upon the occurrence of each of the following events:

a.	The Court’s final approval of the Settlement Agreement and entry of the Final Judgment and Order of Dismissal (substantially in the form submitted by the Parties);
b.	The Final Judgment and Order of Dismissal becoming no longer subject to reversal, modification or amendment;
c.	Approval of the Amended Merger Agreement by Kerzner shareholders.
E.	Release of Claims and Waiver
1.  Release
a.
Plaintiff and members of the Settlement Class, on behalf of themselves, as well as their former and present agents, representatives, attorneys, employees, and other legal representatives, heirs, executors, administrators, successors and assigns (the “Releasing Parties”), shall waive, release, forever discharge and dismiss and agree not to institute, maintain or prosecute any or all of the Released Claims against any or all of the Defendants, and all of their present, former, and future officers, directors, employees, agents, independent contractors, parents, subsidiaries, shareholders, members, insurers, attorneys, accountants, and legal representatives, any person or entity that was or is affiliated with, or has or had a controlling interest in, any of the foregoing, and the predecessors, heirs, successors, and assigns of each of the foregoing (the “Released Parties”), and shall be permanently and finally enjoined without the necessity of posting a bond from filing, commencing, prosecuting, or participating in (as a class member or otherwise) any actions or other proceedings in any jurisdiction based on, relating to, arising out of or asserting any of the Released Claims, or any facts and circumstances relating thereto, either directly, indirectly, representatively, derivatively or in any other capacity against any of the Defendants.

b.
Released Claims means any and all claims, rights, demands, suits or causes of action or liabilities of every kind and nature, whether based on federal, state, local, statutory or common law or any other law, rule or regulation (whether foreign or domestic), including both known claims and unknown claims, accrued claims and unaccrued claims, foreseen claims and unforeseen claims, matured claims and not matured claims, whether in arbitration, administrative, or judicial proceedings, whether as individual claims, derivative claims or as claims asserted on a class basis, that have been or could have been asserted in the Action, which arise now or in the future out of, in connection with or relate in any way to the facts and claims alleged or asserted in the Action, or that could be alleged or asserted in the Action, including with respect to the Merger Agreement, the Amended Merger Agreement or institution, prosecution, or settlement of the Action, except claims relating to the enforcement of the settlement of the Action. Released Claims shall not include Dissenters’ Rights claims, if any, available to class members pursuant to the International Business Companies Act, 2000 of the Commonwealth of The Bahamas.

2.  Waiver of California Civil Code Section 1542
a.
The Parties expressly understand, waive and relinquish, to the fullest extent permitted by law: (a) the provisions, rights and benefits of Section 1542 of the California Civil Code, which provides that: “A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor”; and (b) the provisions, right and benefits of any similar statute or common law of any other jurisdiction that may be, or may be asserted to be, applicable.

b.
In making this waiver, the Parties acknowledge that they may hereafter discover facts in addition to or different from those which they now believe to be true with respect to the subject matter released herein, but agree that they have taken that possibility into account in reaching this Agreement and that, notwithstanding the discovery or existence of any such additional or different facts, as to which the Releasing Parties expressly assume the risk, they fully, finally, and forever settle and release any and all such claims, known or unknown, suspected or unsuspected, contingent or non-contingent, whether or not concealed or hidden, which now exist, in connection with the allegations and claims alleged or asserted in the complaint in the Action and the terms or administration of this Settlement Agreement, upon any theory of law or equity, including but not limited to conduct which is negligent, intentional, with or without malice, or a breach of any duty, law or rule, without regard to the subsequent discovery or existence of such different or additional facts.

3.  Waiver Generally
a.
By expressly releasing and forever discharging all Released Claims, whether known or unknown, against the Defendants and Released Parties, Plaintiff and members of the Settlement Class expressly waive any and all provision, rights and benefits to the contrary conferred by any law of any jurisdiction (domestic or foreign), or principle of common law. This includes the right to appeal the Court’s Forum Non Conveniens ruling dated July 18, 2006.

F.	Attorneys' Fees, Costs And Expenses
1.  Kerzner agrees to pay Plaintiff’s counsel an award of attorneys’ fees, costs and expenses not to exceed the amount of four hundred ninety five thousand dollars ($495,000), subject to Court approval.
2.  Upon approval by the Court, and within five (5) business days of the entry of the Final Judgment and Order of Dismissal, Kerzner shall pay or cause to be paid attorneys’ fees up to four hundred ninety five thousand dollars ($495,000) in the amount approved by the Court by wire to Plaintiff’s counsel. If the Court’s order is reversed or modified, then within five business days of such reversal or modification, Plaintiff’s counsel shall repay to Kerzner or its successor corporation the full amount of the attorneys’ fees and expenses that Plaintiff’s counsel were paid, together with interest accrued thereon at the T-bill rate then in effect, with the interest to be calculated from the date of payment to Plaintiff’s counsel through the date of repayment by Plaintiff’s counsel.
3.  The failure of the Court to award the full amount of any fees, costs and expenses requested by Plaintiff’s counsel shall not affect the finality of this Agreement or the settlement contemplated thereby, and is not grounds for termination of the Agreement.
G.	Settlement Termination
1.  Plaintiff or any of the Defendants may terminate this Settlement Agreement if the Court does not enter: (a) the Preliminary Approval Order that is substantially similar to the order attached as Exhibit A; (b) a Final Judgment and Order of Dismissal that is substantially similar to the order attached as Exhibit B; or (c) if the Final Judgment and Order of Dismissal does not become final as a result of an appeal.
2.  Simultaneously herewith, the Parties are executing a “Supplemental Agreement” setting forth certain conditions under which this Settlement Agreement may be withdrawn or terminated by Kerzner if the aggregate number of shares held by members of the Settlement Class who would otherwise be entitled to participate as members of the Settlement Class, but who timely and validly request exclusion, equals or exceeds a certain percentage of the total number of shares in the Settlement Class. The Supplemental Agreement shall not be filed with the Court unless and until a dispute among the parties concerning its interpretation or application arises and in that event, the Supplemental Agreement shall be filed and maintained by the Court under seal, if so permitted.

3.  In the event of the termination of this Settlement Agreement pursuant to its terms or pursuant to the Supplemental Agreement, this Settlement Agreement shall become null and void and of no further force and effect, and the Action will, for all purposes, revert to its status as of July 18, 2006.
H.	Denial of Liability and Admissibility of Settlement Agreement
1.  The Parties understand and agree that this Settlement Agreement is the result of a good faith compromise settlement of disputed claims, and no part of this Settlement Agreement, whether or not consummated, withdrawn or terminated, and any proceedings taken pursuant to it:
a.
Shall be offered or received against the Defendants as evidence of or construed as or deemed to be evidence of any presumption, concession, or admission by any of the Defendants of any kind with respect to the truth of any fact alleged by the Plaintiff or the validity of any claim that had been or could have been asserted in the Action or in any litigation, or of any liability, negligence, fault, impropriety, responsibility or wrongdoing of the Defendants, each of whom expressly denies any liability, negligence, impropriety, responsibility, wrongdoing or fault whatsoever;

b.	Shall be construed as or received in evidence as an admission, concession or presumption that class certification is appropriate in the Action.
c.	Shall be construed or received in evidence as an admission, concession or presumption that personal jurisdiction exists over the Defendants with respect to the Action.

I.	Miscellaneous Provisions
1.  All of the exhibits attached hereto are hereby incorporated by reference as though fully set forth herein.
2.  The Parties to this Settlement Agreement intend the Settlement to be a final and complete resolution of all disputes asserted or that could be asserted by the Plaintiff and members of the Settlement Class against the Defendants with respect to the Released Claims, the Merger Agreement and the Amended Merger Agreement. Accordingly, the Parties agree not to assert in any forum that the litigation was brought or defended in bad faith or without a reasonable basis.
3.  The Parties agree that the terms of the Settlement were negotiated at arm’s length in good faith and reflect a settlement that was reached voluntarily after consultation with experienced legal counsel.
4.  This Settlement Agreement may not be modified or amended, nor may any of its provisions be waived except by a writing signed by Plaintiff’s counsel and Defendants’ counsel.
5.  The headings herein are used for the purpose of convenience only and are not meant to have legal effect.
6.  This Settlement Agreement and the exhibits thereto constitute the entire agreement among the Parties hereto concerning the Settlement of the Action, and supersedes any and all other prior agreements and all negotiations leading up to the execution of this Agreement, whether oral or written, regarding the subjects covered herein. The Parties acknowledge that no representations, promises, warranties or inducements have been made by any Party hereto concerning the Settlement Agreement or its exhibits other than those contained and memorialized in such documents.
7.  This Settlement Agreement may be executed in counterparts and when each Party has signed and delivered at least one such counterpart to each of the other Parties, each counterpart shall be deemed an original, and all counterparts taken together shall constitute one and the same agreement, which shall be binding and effective as to all Parties.

8.  This Settlement Agreement shall be binding upon, and inure to the benefit of, all persons who are Parties and their successors and assigns.
9.  The construction, interpretation, operation, effect and validity of this Settlement Agreement, and all documents necessary to effectuate it, including, but not limited to, the releases contained herein, shall be governed by and construed in accordance with the laws of the State of California without regard to its conflict of laws principles except to the extent that federal law requires that federal law governs.
This Settlement Agreement shall not be construed more strictly against one Party than another merely by virtue of the fact that it, or any part of it, may have been prepared by counsel for one of the Parties, it being recognized that it is the result of arm’s-length negotiations between the Parties and all Parties have contributed substantially and materially to the preparation of this Settlement Agreement. All Parties waive the provisions of California Civil Code Section 1654, which provides, in pertinent part, that / / /
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“the language of a contract should be interpreted most strongly against the Party who caused the uncertainty to exist.”

DATED: August 23 , 2006	Stephen J. Oddo LERACH COUGHLIN STOIA GELLER RUDMAN & ROBBINS LLP
	By:	/s/ Ellen Gusikoff Steward for
Stephen J. Oddo Attorneys for Plaintiff Joseph Piechura

DATED: August 23 , 2006	John K. Rubiner BIRD, MARELLA, BOXER, WOLPERT, NESSIM, DROOKS & LINCENBERG, P.C.
	By:	/s/ John Rubiner
John K. Rubiner Attorneys for Defendants Eric B. Siegel, Howard S. Marks and Kerzner International Limited

DATED: August 23 , 2006	Chet A. Kronenberg SIMPSON THACHER & BARTLETT LLP
	By:	/s/ Chet Kronenberg
Chet A. Kronenberg Attorneys for Defendants Solomon Kerzner and Howard Butch Kerzner

SUPERIOR COURT OF THE STATE OF CALIFORNIA
FOR THE COUNTY OF LOS ANGELES, CENTRAL DISTRICT

JOSEPH PIECHURA, On Behalf of Himself and All Others Similarly Situated,

Plaintiff,

vs.

KERZNER INTERNATIONAL LIMITED, SOLOMON KERZNER, HOWARD BUTCH KERZNER, PETER N. BUCKLEY, ERIC B. SIEGEL, STEPHEN M. ROSS, HOWARD S. MARKS, HENRICH VON RANTZAU, HAMED KAZIM and DOES 1-25, inclusive,

Defendants.

CASE NO. BC 349444 EXHIBIT A - PRELIMINARY APPROVAL ORDER Assigned to Hon. Victoria Chaney, Dept. CCW-324 Action Filed: March 23, 2006 Trial Date: None set
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ORDER PRELIMINARILY CERTIFYING A CLASS FOR SETTLEMENT PURPOSES AND PROVIDING FOR NOTICE

Presented to the Court for preliminary approval is a settlement of this litigation as against all Defendants. The terms and conditions of the Settlement are set out in a Stipulation and Settlement Agreement dated August ___, 2006 (the “Settlement Agreement”), executed by counsel on behalf of Plaintiff Joseph Piechura, the Settlement Class and the Defendants.

On __________, 2006, the Court preliminarily considered the Settlement to determine, among other things, whether to certify a class for settlement purposes only and whether the Settlement is sufficient to warrant the issuance of notice to members of the Settlement Class. Upon reviewing the Settlement Agreement, it is hereby ORDERED, ADJUDGED AND DECREED as follows:
III  Class Findings - Solely for the purposes of the Settlement, the Court preliminarily finds that the requirements of the United States Constitution, California Rules of Civil Procedure, the Rules of the Court and any other applicable law have been met as to the “Settlement Class” defined below, in that.
A.    All findings in this Section 1 are based on the submissions to the Court, including the Settlement Agreement. These findings are not based upon any admissions, representations, assertions, or arguments by the Defendants that a class can, should, or would be certified in the Action, and these findings are made while preserving fully the Defendants’ rights to argue, in the event that the Settlement Agreement does not become Final or is terminated, that no class can or should be certified in the Action.
      B.     The Court preliminarily finds that the Settlement Class is ascertainable, and the members of the Settlement Class are so numerous that their joinder before the Court would be impracticable.
   C.  The Court preliminarily finds that there are one or more questions of fact and/or law common to the Settlement Class.
   D.  The Court preliminarily finds that the claims of Plaintiff Joseph Piechura are typical of the claims of the Settlement Class.
   E.  The Court preliminarily finds that Plaintiff Joseph Piechura will fairly and adequately protect the interests of the Settlement Class in that (i) the interests of Plaintiff Joseph Piechura and the nature of his alleged claims are consistent with those of the members of the Settlement Class, (ii) there appear to be no conflicts between or among Plaintiff Joseph Piechura and the Settlement Class, and (iii) Plaintiff Joseph Piechura and the members of the Settlement Class are represented by qualified, reputable counsel who are experienced in preparing and prosecuting large, complicated securities class actions.

      F.  The Court preliminarily finds that the prosecution of separate actions by individual members of the Settlement Class would create a risk of (i) inconsistent or varying adjudications as to individual class members that would establish incompatible standards of conduct for the parties opposing the claims asserted in the Action and; (ii) adjudications as to individual class members that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications, or substantially impair or impede those persons’ ability to protect their interests.
      G.  The Court preliminarily finds that Plaintiff’s counsel are capable of fairly and adequately representing the interests of the Settlement Class, in that Plaintiff’s counsel have identified potential claims in the action, and have litigated the validity of those claims at the motion to dismiss stage of this case; Plaintiff’s counsel are experienced in handling class actions and claims of the type asserted in the Action; Plaintiff’s counsel are knowledgeable of the applicable law; and Plaintiff’s counsel have committed the necessary resources to represent the Settlement Class.
IV  Class Certification - Based solely on the findings set forth in Section 1 above, and not on any admissions, representations, assertions, or arguments by the Defendants, the Court preliminarily certifies the following class for settlement purposes in this litigation (the “Settlement Class”):
All persons and entities who owned shares of Kerzner International Ltd. common stock during the period from March 20, 2006 through and including August 30, 2006 and do not timely and properly opt out of the Settlement Class. The following persons are excluded from the Settlement Class: Defendants and any person, firm, trust, corporation or other entity related to or affiliated with any Defendants.

The Court appoints Plaintiff Joseph Piechura as the class representative for the Settlement Class, and Plaintiff’s counsel as counsel for the Settlement Class.
V  Preliminary Findings Regarding Proposed Settlement - The Court preliminarily finds that (i) the proposed Settlement resulted from extensive arm’s-length negotiations, (ii) counsel for Plaintiff Joseph Piechura have concluded that the Settlement Agreement is fair, reasonable and adequate, and (iii) the Settlement evidenced by the Settlement Agreement is sufficiently fair, reasonable and adequate to warrant sending notice of the Settlement to the Settlement Class.
VI  Settlement Hearing - A hearing is scheduled for ___________, 2006 (the “Settlement Hearing”) to determine, among other things:
•	Whether the Settlement should be approved as fair, reasonable and adequate;
•	Whether the litigation should be dismissed with prejudice as to the Defendants pursuant to the terms of the Settlement Agreement;
•
Whether the notice and notice methodology implemented pursuant to the Settlement Agreement (i) constituted the best practicable notice, (ii) constituted notice that was reasonably calculated, under the circumstances, to apprise members of the Settlement Class of the pendency of the litigation, their right to exclude themselves from the Settlement Class, their right to object to the Settlement, and their right to appear at the Settlement Hearing, (iii) was reasonable and constituted due, adequate, and sufficient notice to all persons entitled to notice and (iv) met all applicable requirements of applicable law;

•	Whether Plaintiff’s counsel adequately represented the Settlement Class for purposes of entering into and implementing the Settlement Agreement; and
•	Whether the application for attorneys’ fees and expenses filed by Plaintiff’s counsel should be approved.

VII  Class Notice - The Parties have presented to the Court a proposed form of Class Notice, which is appended hereto as Exhibit A. With respect to such form of Class Notice, the Court finds that such form fairly and adequately (a) describes the terms and effect of the Settlement Agreement and of the Settlement, (b) notifies the Settlement Class that Kerzner International Limited (“Kerzner”) has agreed to pay attorneys’ fees and expenses not to exceed four hundred ninety five thousand dollars ($495,000), subject to Court approval, (c) gives notice to the Settlement Class of the time and place of the Settlement Hearing, and (d) describes how the recipients of the Class Notice may request exclusion from the Settlement Class or object to any of the relief requested. The Parties have proposed the following manner of communicating the notice to members of the Settlement Class, and the Court finds that such proposed manner is the best notice practicable under the circumstances, and directs that Kerzner shall:
•
By no later than 60 days before the Settlement Hearing, cause the Class Notice, with such non-substantive modifications thereto as may be agreed upon by the Parties and presented to the Court, to be mailed, by first-class mail, postage prepaid, to the last known address of each Person within the Settlement Class who can be identified by reasonable effort. Kerzner shall use commercially reasonable efforts to promptly obtain the names and last known addresses of the members of the Settlement Class.

At or before the Settlement Hearing, Kerzner shall file with the Court a proof of timely compliance with the foregoing mailing requirements.
VIII  Requests For Exclusion: Any member of the Settlement Class who wishes to be excluded from the Class may file a request for exclusion. All requests for exclusion must be mailed to the following addresses:
To Plaintiff’s counsel:
Stephen J. Oddo
LERACH COUGHLIN STOIA GELLER
RUDMAN & ROBBINS LLP
655 West Broadway, Suite 1900
San Diego, CA 92101

To Defendants’ counsel:
John K. Rubiner
BIRD, MARELLA, BOXER, WOLPERT,
NESSIM, DROOKS & LINCENBERG, P.C.
1875 Century Park East, 23rd Floor
Los Angeles, CA 90067-2561

Chet A. Kronenberg
SIMPSON THACHER & BARTLETT LLP
1999 Avenue of the Stars, 29th Floor
Los Angeles, CA 90067

All requests for exclusion must be received at least twenty (20) days prior to the Settlement Hearing date. Any member of the Settlement Class who does not timely file and serve a request for exclusion complying with the terms of this paragraph shall be deemed to have waived their right to exclusion and shall be bound by the terms of the proposed Settlement and by any Judgment or determination of the Court affecting the Class, and any untimely request shall be barred, unless otherwise ordered by the Court.
Unless and until they have timely and properly excluded themselves from the Settlement Class as set forth herein, members of the Settlement Class are preliminary enjoined from commencing, prosecuting, or participating in any action, arbitration, or other proceeding against any of the Defendants in any court or tribunal in any foreign or domestic jurisdiction based on, relating to, or arising out of any of the claims and causes of action, or the facts and circumstances relating thereto, that are the subject of the proposed settlement.
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IX  Objections to Settlement - Any member of the Settlement Class who has not requested exclusion from the Settlement Class and who wishes to object to the fairness, reasonableness or adequacy of the Settlement, to any term of the Settlement Agreement, or to the proposed award of attorneys’ fees and expenses, may file an Objection. An objector must file with the Court a statement of his, her, or its objection(s), specifying the reason(s), if any, for each such objection made, including any legal support and/or evidence that such objector wishes to bring to the Court’s attention or introduce in support of such objection. All objections must be mailed to the Court at the following address:

Clerk of the Court
Superior Court of California for Los Angeles County
Dept 324
600 S. Commonwealth
Los Angeles, CA 90005

The objector must also mail copies of the objection and all supporting law and/or evidence to Plaintiff’s counsel and to counsel for the Defendants at the addresses listed above in Paragraph 6. The objector or his, her, or its counsel (if any) must effect service of copies of the objection on counsel listed above and file it with the Court by no later than twenty (20) days before the date of the Settlement Hearing. If an objector hires an attorney to represent him, her, or it for the purposes of making such objection pursuant to this paragraph, the attorney must both effect service of a notice of appearance on counsel listed above and file it with the Court by no later than seven (7) days before the date of the Settlement Hearing. Any member of the Settlement Class who does not timely file and serve a written objection complying with the terms of this paragraph shall be deemed to have waived, and shall be foreclosed from raising, any objection to the Settlement, and any untimely objection shall be barred, unless otherwise ordered by the Court.
X  Appearance at Settlement Hearing - Any objector who files and serves a timely, written objection in accordance with paragraph 7 above may also appear at the Settlement Hearing either in person or through counsel retained at the objector’s expense.
XI  Notice Expenses - The expenses of printing and mailing all notices required hereby shall be paid by Kerzner.
XII  Service of Papers - Defendants’ counsel and Plaintiff’s counsel shall promptly furnish each other with copies of any and all objections and requests for exclusions that come into their possession.

XIII  Termination of Settlement - This Order shall become null and void, and shall be without prejudice to the rights of the Parties, all of whom shall be restored to their respective positions as of July 18, 2006, if the Settlement is terminated.
XIV  Use of Order - This Order shall not be construed or used as an admission, concession, or declaration by or against Defendants of any fault, wrongdoing, breach or liability. This Order shall not be construed or used as a waiver by any party of any arguments, defenses or claims he, she, or it may have, including, but not limited to, any objections by Defendants to class certification in the event that the Settlement Agreement is terminated.
XV  Jurisdiction - The Court hereby retains jurisdiction for purposes of implementing the Settlement Agreement, and reserves the power to enter additional orders to effectuate the fair and orderly administration and consummation of the Settlement Agreement as may from time to time be appropriate and to resolve any and all disputes arising thereunder.
XVI  Adjournment of Hearing - The Court reserves the right to adjourn the Settlement Hearing without further notice to the members of the Settlement Class.

SO ORDERED this _________ day of _____________________, 2006.

______________________________
HON. VICTORIA CHANEY

SUPERIOR COURT OF THE STATE OF CALIFORNIA

FOR THE COUNTY OF LOS ANGELES, CENTRAL DISTRICT

JOSEPH PIECHURA, On Behalf of Himself and All Others Similarly Situated,

Plaintiff,

vs.

KERZNER INTERNATIONAL LIMITED, SOLOMON KERZNER, HOWARD BUTCH KERZNER, PETER N. BUCKLEY, ERIC B. SIEGEL, STEPHEN M. ROSS, HOWARD S. MARKS, HENRICH VON RANTZAU, HAMED KAZIM and DOES 1-25, inclusive,

Defendants.
CASE NO. BC 349444 EXHIBIT B - FINAL JUDGMENT AND ORDER OF DISMISSAL Assigned to Hon. Victoria Chaney, Dept. CCW-324 Action Filed: March 23, 2006 Trial Date: None set

FINAL JUDGMENT AND ORDER OF DISMISSAL
After a Settlement Hearing on a proposed settlement (the “Settlement”) of the above-captioned litigation and the issues having been duly heard and a decision having been duly reached, IT IS HEREBY ORDERED, ADJUDGED, AND DECREED:
Except as otherwise defined herein, all terms used herein shall have the same meanings as are ascribed to them in the Settlement Agreement between Plaintiff Joseph Piechura and Defendants, dated ______ 2006 (the “Settlement Agreement”).
XVII  The Court has jurisdiction over the subject matter of this Action and over all members of the Settlement Class.
XVIII  Pursuant to California Rules of Court Rule 1859, the Court hereby approves and confirms the Settlement embodied in the Settlement Agreement as being a fair, reasonable, and adequate settlement and compromise of the claims asserted in the Action.

XIX  The Court hereby approves the Settlement Agreement and orders that the Settlement Agreement shall be consummated and implemented in accordance with its terms and conditions.
XX  Subject only to the provisions of paragraph 5 and for settlement purposes only, the Court hereby grants class certification to the class of persons defined as “all persons and entities who owned shares of Kerzner International Ltd. common stock during the period from March 20, 2006 through and including August 30, 2006 and do not timely and properly opt out of the Settlement Class in accordance with the requirements of the Preliminary Approval Order” (the “Settlement Class”). Plaintiff Joseph Piechura is appointed as Class representative, and Plaintiff’s counsel are appointed as class counsel.
XXI  For settlement purposes only, the Court finds that the Settlement Class is properly certified and makes the following findings of fact, conclusions of law, and determinations of mixed fact/law questions:

    A.    The Settlement Class is so numerous that it is impractical to bring all class members before the Court individually.
    B.    The Settlement Class allegations present common questions of law or fact that are common to the Class.
    C.    Plaintiff Joseph Piechura alleges, among other things, that he is a holder of Kerzner stock and that Defendants breached their fiduciary obligations to all holders of Kerzner stock in connection with the proposed merger. Under these circumstances, the claims asserted by the Plaintiff are sufficiently typical of the claims asserted by the Settlement Class.
    D.    Plaintiff Joseph Piechura has no conflicting interests with absent members of the Settlement Class. The Court is satisfied that Plaintiff’s counsel are qualified, experienced, and prepared to represent the Settlement Class to the best of their abilities.

    E.    The Court has also considered Plaintiff’s counsel’s ability to fairly and adequately represent the interests of the Settlement Class. Plaintiff’s counsel who seek to represent the Settlement Class in this matter have done substantial work to identify or investigate potential claims in the Action. They have refined the allegations through a Complaint. Plaintiff’s counsel state that they have investigated the allegations made in the Complaint by reviewing publicly available information. Plaintiff’s counsel have experience in handling class actions and claims of the type asserted in this Action and have also demonstrated knowledge of the applicable law.
    F.    The Settlement Class has been given proper and adequate notice of the Settlement Agreement, the Settlement Hearing, and Plaintiff’s counsel’s application for attorneys’ fees and expenses, such notice having been carried out in accordance with the Preliminary Approval Order. Such notice included individual notice to all members of the Settlement Class who could be identified through reasonable efforts and provided valid, due, and sufficient notice of these proceedings and of the matters set forth therein, and included information regarding the procedure for making objections and requests for exclusions. Such notice fully satisfied the requirements of due process.
    G.    For purposes of the Settlement only, the Defendants have not taken any position with regard to whether a class can, should, or would be certified if that question were fully litigated before the Court. In approving this Settlement, neither the Court nor the Plaintiff has relied on any position taken or argument made by the Defendants with respect to class certification.
    H.    Neither the Plaintiff nor the Defendants have, for the purposes of any form of estoppel, “prevailed” upon any argument or position related to class certification that the Defendants have asserted in the Court with respect to this Action and the Plaintiff would not be prejudiced if (i) this Settlement were not approved or such approval were reversed on appeal and (ii) the Defendants later objected to the certification of any proposed class in this Action.

XXII  The Court finds that the Settlement embodied in the Settlement Agreement is fair, reasonable, and adequate, based on the following findings of fact, conclusions of law, and determinations of mixed fact/law questions:
    A.    The Settlement was negotiated at arm’s-length by Plaintiff Joseph Piechura and Plaintiff’s counsel on behalf of the Settlement Class.
    B.    This Action settled after the Court had already ruled on certain of the Defendants’ Motion to Dismiss or Stay the Complaint on Forum Non Conveniens grounds and while the Court was considering certain of the Defendants’ Motion to Quash For Lack of Personal Jurisdiction. Both Plaintiff Joseph Piechura and Defendants were well positioned to evaluate the settlement value of the Action.
    C.    If the Settlement had not been achieved, both Plaintiff Joseph Piechura and Defendants faced the expense, risk, and uncertainty of extended litigation.
    D.    The settlement consideration is fair, reasonable, and adequate.
    E.    At all times, Plaintiff Joseph Piechura has acted independently.
    F.    The Court has duly considered each objection to the Settlement that was filed, and the Court denies each objection.
XXIII  The Action is hereby dismissed with prejudice, each party to bear his, her, or its own costs, except as expressly provided herein.
XXIV  By operation of this Judgment, Plaintiff Joseph Piechura and members of the Settlement Class, each on their own behalf and on behalf of their respective, former and present agents, representatives, attorneys, employees, heirs, executors, administrators, successors and assigns, finally and forever release the Defendants and Released Parties from all Released Claims and are permanently and finally enjoined without the necessity of posting a bond from filing, commencing, prosecuting or participating in any actions or other proceedings in any jurisdiction based on, relating to, arising out of or asserting any of the Released Claims either directly, indirectly, representatively, derivatively or in any other capacity against any of the Defendants and Released Parties. The Court hereby approves and incorporates the releases contained in the Settlement Agreement.

XXV  The Parties may not assert in any forum that the litigation was brought or defended in bad faith or without a reasonable basis.
XXVI The Court shall retain exclusive jurisdiction to resolve any disputes or challenges that may arise as to the performance of the Settlement Agreement or any challenges as to the performance, validity, interpretation, administration, enforcement, or enforceability of the Class Notice, this Judgment, or the Settlement Agreement or the termination of the Settlement Agreement. The Court shall also retain exclusive jurisdiction over and rule by separate order with respect to the award of attorneys’ fees made pursuant to the Settlement Agreement.
XXVII This Judgment shall not be construed or used as an admission, concession, or declaration by or against Plaintiff Joseph Piechura or Defendants of any fault, wrongdoing, breach or liability.

SO ORDERED this ___ day of ________, 2006.

_______________________________
HON. VICTORIA CHANEY

SUPERIOR COURT OF THE STATE OF CALIFORNIA
FOR THE COUNTY OF LOS ANGELES, CENTRAL DISTRICT

JOSEPH PIECHURA, On Behalf of Himself and All Others Similarly Situated,

Plaintiff,

vs.

KERZNER INTERNATIONAL LIMITED, SOLOMON KERZNER, HOWARD BUTCH KERZNER, PETER N. BUCKLEY, ERIC B. SIEGEL, STEPHEN M. ROSS, HOWARD S. MARKS, HENRICH VON RANTZAU, HAMED KAZIM and DOES 1-25, inclusive,

Defendants.
CASE NO. BC 349444 EXHIBIT C - NOTICE OF PENDENCY AND PROPOSED SETTLEMENT Assigned to Hon. Victoria Chaney, Dept. CCW-324 Action Filed: March 23, 2006 Trial Date: None set

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NOTICE OF PENDENCY AND PROPOSED SETTLEMENT OF CLASS ACTION
TO: ALL PERSONS AND ENTITIES WHO OWNED KERZNER INTERNATIONAL LTD COMMON STOCK ON MARCH 20, 2006 THROUGH AND INCLUDING AUGUST 30, 2006 AND ALL OF THEIR SUCCESSORS IN INTEREST AND TRANSFEREES, IMMEDIATE AND REMOTE, BUT NOT DEFENDANTS AND PERSONS OR ENTITIES RELATED TO OR AFFILIATED WITH DEFENDANTS

PLEASE READ THIS NOTICE CAREFULLY AND IN ITS ENTIRETY. THIS NOTICE RELATES TO A PROPOSED SETTLEMENT OF THIS CLASS ACTION AND, IF YOU ARE A CLASS MEMBER, CONTAINS IMPORTANT INFORMATION AS TO YOUR RIGHTS CONCERNING THE SETTLEMENT DESCRIBED BELOW.
The above-captioned litigation (the “Action”) is pending before the Superior Court of California for Los Angeles County (the “Court”). In the Action, Plaintiff Joseph Piechura (“Plaintiff”) claims that Defendants breached their fiduciary duties to shareholders in deciding to approve of a proposed merger agreement under which Kerzner International Limited will be acquired by a group of private investors. Defendants deny Plaintiff’s allegations and have various defenses in the Action.
The Court has not decided in favor of Plaintiff or Defendants. Instead, both sides agreed to the settlement to ensure a timely and fair resolution of Plaintiff’s claims and avoid the cost and risk of further litigation (the “Settlement”). The Settlement is subject to approval by the Court. The Court has conditionally certified this case as a class action for purposes of the Settlement, in which the class consists of all persons and entities who owned shares of Kerzner International Ltd. common stock during the period from March 20, 2006 through and including August 30, 2006 and do not timely and properly exclude themselves (the “Class”). On _______, the Court issued an order granting preliminary approval of the Settlement.
On ________, at __, the Court will decide whether to approve the Settlement; whether to approve Plaintiff's counsel's request for attorney fees, which Kerzner International Limited has agreed to pay, subject to Court approval; and whether a judgment should be entered dismissing the Action with prejudice. This hearing will be held at the Los Angeles County Courthouse, Department 324, 600 S. Commonwealth, Los Angeles, CA 90005 (the “Settlement Hearing”).

XXVIII
PURPOSE OF THIS NOTICE
The purpose of this Notice is to inform you, as a potential Class Member, of (a) the existence of the Action; (b) a proposed settlement of the Action; and (c) your rights with respect to the proposed Settlement. This Notice describes what steps you may, but are not required to, take in relation to the Settlement. Your rights include the right to be excluded from the Class and the Settlement. If you are a member of the Class and do not request exclusion in compliance with the procedures and deadlines set forth below, you remain in the Class and will be bound by the terms of the Settlement.
XXIX
HISTORY AND BACKGROUND OF THE PROPOSED SETTLEMENT
THE FOLLOWING RECITATION DOES NOT CONSTITUTE FINDINGS OF THE COURT. IT IS BASED ON THE STATEMENTS OF THE PARTIES AND SHOULD NOT BE UNDERSTOOD AS AN EXPRESSION OF ANY OPINION OF THE COURT AS TO THE MERITS OF ANY OF THE CLAIMS OR DEFENSES RAISED BY ANY OF THE PARTIES.

On March 20, 2006, Kerzner International Limited (“Kerzner”) announced that it had entered into an agreement with an Investor Group led by Solomon Kerzner and Howard Butch Kerzner pursuant to which the Investor Group would acquire Kerzner for $76.00 per share upon shareholder approval (the “Merger Agreement”).
On March 26, 2006, Plaintiff Joseph Piechura (“Plaintiff”) filed this Action in Superior Court for the State of California, Los Angeles County under the caption Piechura v. Kerzner International Ltd. et al., Case No. BC349444, challenging the proposed merger and alleging that Defendants breached their fiduciary duties in connection with the proposed acquisition by the Investor Group. Plaintiff filed this Action as a class action. Through the Action, Plaintiff sought injunctive relief to prevent the proposed merger from going forward.

Plaintiff purported to serve the complaint on Defendants Kerzner, Solomon Kerzner, Howard Butch Kerzner, Eric Siegel, and Howard Marks. Plaintiff did not serve the complaint on the other named Defendants.
On April 24, 2006, Defendants Eric Siegel and Howard Marks filed a Motion to Dismiss or Stay the Action in favor of litigation in The Bahamas.
On April 30, 2006, Kerzner entered into an amended merger agreement with the Investor Group pursuant to which the Investor Group will acquire Kerzner for $81.00 per share upon shareholder approval (the “Amended Merger Agreement”). Defendants were aware of the Action during the negotiations of the terms of the Amended Merger Agreement and acknowledge that the Action contributed to the negotiations that resulted in the increased price.
On June 13, 2006, following a review of the preliminary proxy statement filed by Kerzner on May 24, 2006, counsel for Plaintiff sent a letter to counsel for Kerzner requesting the disclosure of additional information to Kerzner’s shareholders concerning the proposed merger.
On June 29, 2006, specially appearing Defendants Kerzner, Solomon Kerzner and Howard Butch Kerzner filed Motions to Quash for Lack of Personal Jurisdiction, and joined the pending motion to dismiss or stay filed by Defendants Eric Siegel and Howard Marks.
On July 18, 2006, the Court granted the Defendants’ Motion to Dismiss or Stay the Action in favor of litigation in The Bahamas and stayed the lawsuit.
The Parties recognize the time and expense that would be incurred by further litigation of the Action and the uncertainties inherent in any such litigation.
The Parties have concluded that their interests would be best served by a settlement of the Action.
Defendants have denied, and continue to deny, that Defendants have committed any wrongdoing. In addition, Defendants have various defenses to the claims asserted in the Action. Kerzner and the individual Defendants that reside outside the United States maintain that personal jurisdiction does not exist over them in any court in California with respect to the Action.

XXX
THE PROPOSED SETTLEMENT
Defendants disclosed the following information, which was sought in the June 13, 2006 letter by Plaintiff’s counsel: The amount of J.P. Morgan’s $10.9 million fee that is payable only upon consummation of the Amended Merger Agreement is $6.9 million. Defendants were aware of the Action during the negotiations of the terms of the Amended Merger Agreement and acknowledge that the Action contributed to the negotiations that resulted in the increased price, as set forth above.
Defendants acknowledge that the efforts of Plaintiff and Plaintiff’s counsel and the Defendants’ desire to settle the Action were the cause of Defendants’ decision to disclose this information.
As part of the Settlement, the Parties agree that Kerzner or its successor shall pay Plaintiff's counsel attorneys’ fees and expenses an amount not to exceed four hundred ninety five thousand dollars ($495,000), as approved by the Court.
XXXI
FINAL ORDER AND JUDGMENT: RELEASE AND DISMISSAL OF CLAIMS
If, after the Settlement Hearing described in this Notice, the Court approves the Settlement, the Parties shall jointly ask the Court to enter a Final Order and Judgment, which will, among other things:
1.     certify, for purposes of effectuating the Settlement only, the Action as a class action pursuant to California Rule of Civil Procedure Section 382 and appoint Plaintiff Joseph Piechura as class representative and Plaintiff’s counsel as class counsel;
2.     approve the Settlement set forth in the Parties’ Stipulation and Settlement Agreement dated _____ 2006 as fair, reasonable and adequate;
3.     authorize performance of the Settlement and reserve jurisdiction to supervise the consummation of the Settlement;

4.     dismiss the Action with prejudice and without costs to any party (except as otherwise set forth in the Stipulation);
5.     releasing the following claims (the “Released Claims”): all claims, rights, demands, suits or causes of action or liabilities of every kind and nature, whether based on federal, state, local, statutory or common law or any other law, rule or regulation (whether foreign or domestic), including both known claims and unknown claims, accrued claims and unaccrued claims, foreseen claims and unforeseen claims, matured claims and not matured claims, whether in arbitration, administrative, or judicial proceedings, whether as individual claims, derivative claims or as claims asserted on a class basis, that have been or could have been asserted in the Action, which arise now or in the future out of, in connection with or relate in any way to the facts and claims alleged or asserted in the Action, or that could be alleged or asserted in the Action, including with respect to the Merger Agreement, the Amended Merger Agreement or institution, prosecution, or settlement of the Action, except claims relating to the enforcement of the settlement of the Action, against Defendants, and all of their present, former, and future officers, directors, employees, agents, independent contractors, parents, subsidiaries, shareholders, members, insurers, attorneys, accountants, and legal representatives, any person or entity that was or is affiliated with, or has or had a controlling interest in, any of the foregoing, and the predecessors, heirs, successors, and assigns of each of the foregoing (the “Released Parties”). Released Claims shall not include Dissenters’ Rights claims, if any, available to class members pursuant to the International Business Companies Act, 2000 of the Commonwealth of The Bahamas;
6. forever bar and enjoin all members of the Class from prosecuting the Released Claims against the Released Parties; and
7. reserve jurisdiction over all matters relating to the administration and effectuation of the Settlement.

XXXII
RIGHTS AND OPTIONS OF CLASS MEMBERS
A.	Remain a Class Member
If you do not request exclusion from the Class, you will remain a Class Member. Your interests in connection with the proposed Settlement will be represented by Plaintiff and his counsel. You will not be charged for the services of Plaintiff’s counsel.
Plaintiff’s counsel is the following attorney and law firm:
Stephen J. Oddo
LERACH COUGHLIN STOIA,
GELLER, RUDMAN & ROBBINS LLP
655 West Broadway, Suite 1900
San Diego, CA 92101

Defendants Kerzner, Eric B. Siegel, Howard S. Marks, Peter N. Buckley and Heinrich Von Rantzau are represented by the following attorney and law firm:
John K. Rubiner
BIRD, MARELLA, BOXER, WOLPERT,
NESSIM, DROOKS & LINCENBERG P.C.
1875 Century Park East, 23rd Floor
Los Angeles, CA 90067-2561
Defendants Solomon Kerzner and Howard Butch Kerzner are represented by the following attorney and law firm:
Chet A. Kronenberg
SIMPSON THACHER & BARTLETT LLP
1999 Avenue of the Stars, 29th Floor
Los Angeles, CA 90067
As a Class Member, you will be bound by any judgment or other disposition of this Action. Furthermore, you and your heirs, executors, administrators representatives, agents, partners, successors, and assigns will be deemed to have agreed to the terms of the release described above.
B.	Request Exclusion
You have the right to request exclusion from the Class. If you request exclusion from the Class, you will not be bound by any judgment or settlement of the Action. If you wish to be excluded from the Class, you must submit a written, signed request for exclusion by First Class mail, stating (1) your name, address, and telephone number; (2) the reference Piechura v. Kerzner International Ltd. et al; (3) proof of membership in the Class; and (4) that you request to be excluded from the Class. Requests for exclusion must be mailed to Plaintiff’s counsel and Defendants’ counsel at the addresses listed above in Paragraph V-A and received at least twenty (20) days prior to the Settlement Hearing date.

C.	Objections to or Comments on the Settlement
If you are a member of the Class and do not file a request for exclusion, you have the right to submit written objections to or comments in support of the proposed Settlement and the proposed request of attorneys’ fees and expenses. To do so, you must submit a written statement setting forth: (1) your name, address, and telephone number, (2) the reference Piechura v. Kerzner International Ltd. et al; (3) proof of membership in the Class; and (4) your objections, comments and any supporting arguments, to:
Clerk of the Court
Superior Court of California for Los Angeles County
Dept 324
600 S. Commonwealth Street
Los Angeles, CA 90005

You must also mail copies of your entire written submission to Plaintiff’s counsel and Defendants’ counsel at the addresses listed above in Paragraph V-A. To be considered, your written submission must be received twenty (20) days before the Settlement Hearing.
You may also attend the Settlement Hearing in person or by counsel. If you wish to do so, you must submit your objections or comments in writing as described above and include in your comments a statement that you intend to appear and wish to be heard at the Settlement Hearing.
XXXIII
QUESTIONS AND INQUIRIES
This Notice contains only a summary of the proposed Settlement. For a more detailed statement, you may refer to the Stipulation and Settlement Agreement and other papers on file with the Court in the Action. If you have any questions, please contact Plaintiff’s counsel at:

Stephen J. Oddo
LERACH COUGHLIN STOIA
GELLER RUDMAN & ROBBINS LLP
655 West Broadway, Suite 1900
San Diego, CA 92101

PLEASE DO NOT CALL OR WRITE THE COURT DIRECTLY.

Dated: __________________, 2006.